FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors
: A J Wright (Chairman), Dr M A Ramphele (Deputy Chairman), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer),
K Ansah
#
, C A Carolus, R Dañino*, A R Hill
≠
, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary : C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Investor Enquiries

Willie Jacobsz
Tel       +508 839-1188
Mobile  +857 241-7127
email    Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel       +27 11 562-9706
Mobile +27 (0) 83 309-6720
email    Nikki.Catrakilis-Wagner@
             goldfields.co.za
Media Enquiries

Sven Lunsche
Tel       +27 11 562-9763
Mobile  +27 (0) 83 260 9279
email    Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS LAUNCHES DEBUT US$ BOND
Johannesburg, 1 October 2010: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI), the 4th largest gold producer in the world and rated Baa3 (stable) by Moody's and BBB- (stable)
by S&P (both in the investment grade category), announces the pricing of an offering of 10-year, US$1 billion of Notes consisting of
4.875% Notes due in 2020. Subject to customary conditions, the offering is expected to close on October 7th, 2010.

The Notes are being issued by Gold Fields Orogen Holding (BVI)
Limited, a wholly owned subsidiary of Gold Fields, are unsecured and unsubordinated, and are fully and unconditionally guaranteed by Gold Fields and certain of its subsidiaries.

Gold Fields intends to use the net proceeds of this offering to repay certain indebtedness and for general corporate purposes.

This press release does not constitute an offer of securities for sale or a solicitation of an offer to purchase the securities mentioned in this announcement (the “Securities”) in the United States. The
Securities have not been and will not be registered under the
United States Securities Act of 1933, as amended (the “Securities
Act”), and have not and may not be offered or sold, directly or indirectly, in or into the United States absent registration or an applicable exemption from the registration requirements under the
Securities Act. There will be no public offer of Securities in the
United States.
ends

Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.5 million gold equivalent ounces per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and nearmine exploration projects at various stages of development. Gold Fields has total attributable gold equivalent Mineral Reserves of 78 million ounces and Mineral Resources of 281 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York
Stock Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in Brussels
(NYX) and the Swiss Exchange (SIX).

Sponsor: JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 October 2010

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
               Relations and Corporate Affairs